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                 [PROVIDENT BANKSHARES CORPORATION LETTERHEAD]


                                November 23, 2005


Mr. Amit Pande
Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         RE:      PROVIDENT BANKSHARES CORPORATION
                  FORM 8-K
                  FILED NOVEMBER 14, 2005
                  FILE NO. 000-16421
                  ------------------

Dear Mr. Pande:

         This letter serves as the response of Provident Bankshares Corporation ("Provident" or the "Company") to the Staff's comment letter dated November 17, 2005 regarding the above-referenced filing. The Form 8-K filed on November 14, 2005 that is the subject of the Staff's comment letter is referred to in this response as the "Form 8-K." To aid in your review, we have repeated the Staff's comments followed by the Company's responses.

COMMENT NO. 1

         WE NOTE THAT YOU INTEND TO FILE RESTATED FINANCIAL STATEMENTS. PLEASE SPECIFICALLY TELL US HOW AND WHEN YOU WILL FILE THEM.

RESPONSE TO COMMENT NO. 1

         As disclosed in Item 4.02(a) of the Form 8-K, the Company intends to file amended quarterly reports on Form 10-Q for the periods ended June 30, 2005 and March 31, 2005, and an amended annual report on Form 10-K for the period ended December 31, 2004. These reports will contain restated financial statements for the periods covered by the reports, and, in the case of the amended quarterly reports on Form 10-Q for the periods ended June 30, 2005 and March 31, 2005, the comparable prior year interim period and year- to-date amounts. The Company expects to file the amended reports during the week of December 26, 2005 but no later than January 3, 2006. Please note that the Company's Form 10-Q for the period ended September 30, 2005 (filed with the SEC on November 17, 2005) discloses all material adjustments to be made to the Company's restated financial statements for the periods to be covered by the amended reports. This information may be found on pages 10-12 of the September 30, 2005 Form 10-Q.

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Mr. Amit Pande
November 23, 2005
Page 2

COMMENT NO. 2

         PLEASE REVISE TO INCLUDE A STATEMENT OF WHETHER THE AUDIT COMMITTEE OR THE BOARD OF DIRECTORS IN THE ABSENCE OF AN AUDIT COMMITTEE, OR AUTHORIZED OFFICER OR OFFICERS DISCUSSED THE MATTERS DISCLOSED IN YOUR FILING WITH YOUR INDEPENDENT AUDITORS.

RESPONSE TO COMMENT NO. 2

         The requested disclosure is included in the last paragraph of Item 4.02(a) of the Company's Form 8-K filed on November 15, 2005, which reads as follows:

         "Management and the Audit Committee have discussed the matters disclosed in this Form 8-K with KPMG LLP, who served as Provident's independent registered public accounting firm for all affected periods, regarding the matters disclosed in this Form 8-K and in reaching the conclusion to restate the financial statements for the above-mentioned periods."

         Accordingly, the Company does not believe it is necessary to amend the Form 8-K for this purpose.

COMMENT NO. 3

         WE NOTE THAT YOU HAVE BEEN ENTERING INTO THE INTEREST RATE SWAP TRANSACTIONS SINCE 2003. PLEASE TELL US HOW YOU CONCLUDED THAT THE FINANCIAL STATEMENTS FOR THE PERIOD ENDING DECEMBER 31, 2003 SHOULD NOT BE RESTATED.

RESPONSE TO COMMENT NO. 3

         As disclosed in Note 2 to the Company's Condensed Consolidated financial statements included in the Form 10-Q for the period ended September 30, 2005, the need to restate prior period financial statements arose in connection with the Company's application of the "short-cut" method of fair value and cash flow hedge accounting under SFAS No. 133 to interest rate swaps associated with certain of its brokered certificates of deposits, FHLB Borrowings and Junior Subordinated Debentures.

         For the year ended December 31, 2003, only a portion of the FHLB Borrowing swaps did not qualify for the "short-cut" method of cash flow hedge accounting under SFAS No. 133 because the maturity of the swaps exceeded the maturity of the FHLB Borrowings. The corrections required by this disqualification would have resulted in an aggregate increase to net income of $223,221, or $0.01 per share, for the year ended December 31, 2003, which represents less than 1% of the Company's net income for the year ended December 31, 2003.

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Mr. Amit Pande
November 23, 2005
Page 3

         The impact on the individual quarters for the year ended December 31, 2003 was as follows:

         -------------- -------------- ---------- -------------------
            QUARTER       IMPACT ON       PER        % OF QUARTERLY
             ENDING         QUARTER       SHARE          NET INCOME
         -------------- -------------- ---------- -------------------
           03/31/03       $       0      $ 0.00            0.0%
         -------------- -------------- ---------- -------------------
           06/30/03       $(681,596)     $(0.03)          (5.9)%
         -------------- -------------- ---------- -------------------
           09/30/03       $ 447,817      $ 0.02            3.3%
         -------------- -------------- ---------- -------------------
           12/31/03       $ 457,000      $ 0.02            3.1%
         -------------- -------------- ---------- -------------------


         Provident concluded that the impact to the financial statements for the year ended December 31, 2003, or for any of the 2003 interim period or year-to-date amounts, as well as the impact on the financial statements of the subsequent period in which the adjustment was made, is not material when considered in combination with the following qualitative factors:

         - It is not believed the misstatement masks a change in earnings or other trends.
         - It is not believed the misstatement hides a failure to meet analysts' consensus expectations for the Company.
         - The misstatement has no impact on regulatory compliance.
         - The misstatement has no impact on management's compensation.
         - The misstatement does not conceal an unlawful transaction.
         - The Company does not believe the magnitude of this item is such that it is probable that the judgment of a reasonable person relying upon the financial reports would have been changed or influenced by the inclusion or correction of the item.


         Therefore, it is the opinion of Provident that the omission or misstatement of the impact of the FHLB swaps in the Company's financial reports is not material in light of the above quantitative and qualitative factors. Accordingly, the Company has concluded that the financial statements for the period ending December 31, 2003 should not be restated.

                                    * * * * *

         As requested, the Company acknowledges that: 1) it is responsible for the adequacy of the disclosure in the filing; 2) staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Mr. Amit Pande
November 23, 2005
Page 4


         Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please telephone the undersigned at 410-277-2739, or Dennis A. Starliper, Chief Financial Officer, at 410-277-2705, or, in our absence, our counsel, Paul M. Aguggia at Muldoon Murphy & Aguggia LLP at (202) 362-0840.

                                            Very truly yours,
                                            PROVIDENT BANKSHARES CORPORATION


                                            /s/ Gary N. Geisel

                                            Gary N. Geisel
                                            Chairman and Chief Executive Officer


Rebekah Moore, Staff Accountant, SEC
Dennis A. Starliper, Chief Financial Officer, Provident Bankshares Corporation Paul M. Aguggia, Muldoon Murphy & Aguggia LLP